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                            November 3, 2021

       Tracie Youngblood
       Executive Vice President and Chief Financial Officer
       Colony Bankcorp, Inc.
       115 South Grant Street
       Fitzgerald, GA 31750

                                                        Re: Colony Bankcorp,
Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed October 26,
2021
                                                            File No. 333-260498

       Dear Ms. Youngblood:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Eric
Envall at (202) 551-3234 with any questions.




                            Sincerely,


                            Division of Corporation Finance

                            Office of Finance